3700 South Stonebridge Drive

McKinney, Texas 75070

972-569-3659 (phone)

972-569-3282 (fax)

Frank M. Svoboda

Executive Vice President and

Chief Financial Officer

September 24, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E., Mail Stop 6D10

Washington, D.C. 20549

Re:	Torchmark Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-08052

Dear Mr. Rosenberg:

This letter responds to the comments on Torchmark Corporation’s Form 10-K for the fiscal year ended December 31, 2011 set forth in your letter of September 12, 2012. Our responses are keyed to the comments contained in the September 12, 2012 letter (which have been boldfaced) and proposed revised disclosures to be included in future filings (additional language is underlined) are contained in this letter.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Statutory Accounting, page 68

1.	Refer to the disclosure herein and in Note 12 – Shareholders’ Equity – Restrictions. Please provide us proposed revised disclosure to be included herein or in Note 12, as applicable, in future periodic reports that addresses the following or tell us why the disclosure is not necessary:

•

Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus. If not significant, include clarifying disclosure. Refer to ASC 944-505-50-1b.

In future filings, we propose to add disclosure to indicate the entity’s statutory capital and surplus necessary to satisfy regulatory requirements. As an example, we have provided below such a revision to the second paragraph of Note 2—Statutory Accounting on page 68 of our 2011 Form 10-K to disclose the regulatory required capital and surplus amount of $406 million as of December 31, 2011. This amount compares with total capital and surplus at that date of $1.27 billion.

The excess, if any, of shareholder’s equity of the insurance subsidiaries on a GAAP basis over that determined on a statutory basis is not available for distribution to Torchmark without regulatory approval. Insurance subsidiaries’ statutory capital and surplus necessary to satisfy regulatory requirements in the aggregate was $406 million at December 31, 2011. More information on the restrictions on the payment of dividends can be found in Note 12 – Shareholder’ Equity.

•

Disclose the amount of consolidated retained earnings as of December 31, 2011 that is restricted or free of restriction for the payment of dividends to Torchmark Corporation’s stockholders. Refer to rule 4-08(e)(1) of Regulation S-X.

•

Disclose the amount of restricted net assets of Torchmark Corporation’s subsidiaries as of December 31, 2011 as required by rule 4-08(e)(3)(ii) of Regulation S-X or clarify in your disclosure how your current disclosure meets this objective.

We also propose, in future filings, to report the amount of consolidated retained earnings that is restricted as to the payment of dividends to our shareholders and to disclose the restricted net assets of our subsidiaries in the Restrictions paragraph in our Shareholders’ Equity Note in the Form 10-K. As of December 31, 2011, the restriction on the payment of dividends to our shareholders, which was based on our lenders’ covenants, was $3.16 billion, and the restricted net assets of our subsidiaries were $846 million. Therefore, as an example of future disclosure, we have revised the Restriction paragraph in Note 12 – Shareholders’ Equity in our 2011 Form 10-K at the bottom of page 94 as follows:

Restrictions: Restrictions exist on the flow of funds to Torchmark from its insurance subsidiaries. Statutory regulations require life insurance subsidiaries to maintain certain minimum amounts of capital and surplus. Dividends from insurance subsidiaries of Torchmark are generally limited to the lesser of prior year statutory net income excluding realized capital gains on an annual noncumulative basis, or prior year’s earned surplus, in the absence of regulatory approval. Additionally, insurance company distributions are generally not permitted in excess of statutory surplus. Subsidiaries are also subject to certain minimum capital requirements. In 2011, subsidiaries of Torchmark paid $769 million in dividends to the parent company, which included $305 million available from the proceeds from the sale of United Investors in 2010. As of December 31, 2011, dividends and transfers from subsidiaries to parent available to be paid in 2012 were limited to the amount of $426 million without regulatory approval, such that $846 million was considered restricted net assets of the subsidiaries. The Company believes that total dividends and transfers of $470 million will be available to the parent in 2012. Please refer to Schedule II. Condensed Financial Information of Registrant for more information about Torchmark’s transactions with its subsidiaries.

While there are no legal restrictions on the payment of dividends to shareholders from Torchmark’s retained earnings, retained earnings as of December 31, 2011 were restricted by lenders’ covenants which require the Company to maintain and not distribute $3.16 billion from its total consolidated retained earnings of $3.63 billion.

Note 15 Commitments and Contingencies

Litigation, page 107

2.	Your disclosure in the first paragraph that litigation will not have a material adverse effect is not clear when combined with disclosure that there is a potential for unpredictable material adverse judgments. Please provide us with disclosure to be included in future periodic reports that clarifies this disclosure or that complies with ASC 450-20-50-4 to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued.

For any period for which litigation is reported, using its disclosure controls and procedures, Torchmark’s management evaluates its litigation and determines whether such litigation will have a material adverse effect on Torchmark’s financial condition, future operating results or liquidity. However, any assessment of the eventual outcome of litigation does involve forward-looking speculation by management as to judgments to be made by judges, juries and appellate courts in the future. We do acknowledge that, given certain of the jurisdictions in which we have substantial business, juries in such jurisdictions may award large punitive damage awards unrelated to actual damages and that this creates a potential for unpredictable material adverse judgments in any given punitive damage suit. As a part of this evaluative process, at any reporting period, Torchmark management also determines whether, even though there is the possibility of a material adverse judgment in any given case, this potential is remote. At December 31, 2011, Torchmark management believed that this possibility was remote and no estimate of loss could be determined.

As an example of future disclosure, we have revised the first paragraph of the Litigation section of Note 15 – Commitments and Contingencies in our 2011 Form 10-K on page 107 as follows:

Litigation: Torchmark and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including claims involving tax matters, alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents of Torchmark’s subsidiaries, employment discrimination, and miscellaneous other causes of action. Based upon information presently available, and in light of legal and other factual defenses available to Torchmark and its subsidiaries, management does not believe that such litigation will have a material adverse effect on Torchmark’s financial condition, future operating results or liquidity; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future. This bespeaks caution, particularly in states with reputations for high punitive damage verdicts such as Alabama and Mississippi. Torchmark’s management recognizes that large punitive damage awards bearing little or no relation to actual damages continue to be awarded by juries in jurisdictions in which Torchmark and its subsidiaries have substantial business, particularly Alabama and Mississippi, creating the potential for unpredictable material adverse judgments in any given punitive damage suit. With respect to its current litigation, at this time, management believes that the possibility of a material judgment adverse to Torchmark is remote and no estimate of range can be made for loss contingencies that are at least reasonably possible but not accrued.

Torchmark acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended December 31, 2011; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the above-referenced filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I hope this letter responds adequately to your comments. Please contact me at 972-569-3659 or Brian Mitchell at 972-569-4020 if you have additional comments or questions.

Very truly yours,

/s/ Frank M. Svoboda

Frank M. Svoboda

CC:	Christine Allen

Don Abbott